SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

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DS HEALTHCARE GROUP, INC.

(Name of Subject Company (Issuer))

MEDILOGISTICS CORP.

a wholly-owned subsidiary of

MEDILOGISTICS LLC

Fernando Tamez Gutierrez

Miguel Gomez Mont

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

23336Q109
(CUSIP Number of Class of Securities)

Fernando Tamez Gutierrez

1451 Brickell Avenue

Unit 2701

Miami, FL 33131

(786) 856-8377

Copy to:

Laurie L. Green, Esq.

Kara L. MacCullough, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

(954) 765-0500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

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CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,350,127.57	$292.59

*

Estimated for purposes of calculating the filing fee only.  The transaction value was calculated by multiplying (a) $0.07, the tender offer price, by (b) the sum of (i) 31,849,358, the number of issued and outstanding shares of common stock of DS Healthcare Group, Inc. based on its Quarterly Report on Form 10-Q for the quarter ending June 30, 2017, less shares held by the Offerors, and (ii) 1,723,893 common shares issuable upon exercise of outstanding warrants of DS Healthcare Group, Inc., based on its Annual Report on Form 10-K for the year ending December 31, 2016.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 1 for fiscal year 2018 by multiplying the transaction valuation by 0.0001245.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$292.59	Filing Party:	Fernando Tamez Gutierrez
Form of Registration No.	Schedule TO	Date Filed:	May 21, 2018

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

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Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 4 (this “Amendment”) to Tender Offer Statement on Schedule TO (together with this Amendment, this “Schedule TO”) is filed by Medilogistics Corp., a Florida corporation (“Purchaser”), and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation formed by Fernando Tamez Gutierrez and Miguel Gomez Mont (together, the “Bidders”) and relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of DS Healthcare Group, Inc., a Florida corporation, at a purchase price of $0.07 per share, net to the seller in cash, without interest thereon, plus one contingent value right per share representing the right to an amount equal to 80% of any potential proceeds from a pending lawsuit (the “Offer Price”), upon the terms and subject to the conditions set forth in the amended and restated offer to purchase dated May 21, 2018 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 and 4.

The Tender Offer - Section 1. Terms of the Offer; Section 14. Conditions of the Offer; of the Offer to Purchase are hereby amended and superseded by adding the following information. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.

Purchaser is reducing the Minimum Tender Condition from 80% to 50.1%. The Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 5:00 p.m., New York City time, on June 5, 2018 at least the number of Shares which, together with the Shares then owned by Purchaser and its affiliates, represents at least 50.1% of the total number of Shares then outstanding on a fully-diluted basis.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits

(a)(1)(i)	Offer to Purchase, dated May 21, 2018.*
(a)(1)(ii)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Summary Advertisement as published on April 30, 2018.*
(a)(1)(v)	Press Release issued by Medilogistics Corp., issued on April 30, 2018.*
(a)(1)(vi)	Press Release issued by Medilogistics Corp., issued on May 21, 2018.*
(a)(1)(vii)	Press Release issued by Medilogistics Corp., issued on May 29, 2018.
(b)	Not applicable.
(c)	Not applicable.

(d)(1)(i)

Share Exchange Agreement, dated as of October 31, 2012, by and among Divine Skin, Inc. Divine Skin Labratories, S.A. DE C.V. and Fernando Tamez Gutierrez (incorporated by reference to the Current Report on Form 8-K, filed by DS Healthcare Group, Inc. on January 15, 2013).

(d)(1)(ii)

Performance Agreement, dated as of December 11, 2012, by and among DS Healthcare Group, Inc. and Fernando Tamez Gutierrez (incorporated by reference to the Current Report on Form 8-K, filed by DS Healthcare Group, Inc. on January 15, 2013).

(d)(1)(iii)

Addendum to the Stock Purchase and Joint Venture Agreement, dated as of August 11, 2017, by and among DS Healthcare Group, Inc. and Evercare Prohealth Technologies LTD. (incorporated by reference to Amendment No. 1 to the Schedule 13D filed by Fernando Tamez Gutierrez on February 1, 2018).

(d)(1)(iv)	Contribution Agreement, dated as of April 21, 2018, among Medilogistics LLC and Fernando Tamez Gutierrez.*
(d)(1)(v)	Form of Contingent Value Rights Agreement.*
(g)	Not applicable.
(h)	Not applicable.

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*

Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Fernando Tamez Gutierrez

	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez

Miguel Gomez Mont

	By:	/s/ Miguel Gomez Mont
Miguel Gomez Mont

Medilogistics LLC

	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez
Manager

Medilogistics Corp.

Dated: May 29, 2018	By:	/s/ Fernando Tamez Gutierrez
Fernando Tamez Gutierrez
Director

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